Mail Stop 4561
Via Fax (650) 694-2101

March 24, 2009

Patricia S. Morris
CFO and Senior Vice President
SourceForge, Inc.
650 Castro Street, Suite 450
Mountain View, CA 94041

>   **Re: SourceForge, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 31, 2008**
>   **Filed October 14, 2008**
>   **File No. 000-28369**

Dear Ms. Morris:

        We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

1.   Please consider expanding your "Overview" section to include a discussion of the material opportunities, challenges and risks on which your executives are most

focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Refer to Release No. 33-8350. Perhaps most significantly, we note that you report a significant net loss this year, but your overview does not mention this trend reversal from being profitable in the prior two fiscal years, or explain the reasons for it.

Results of Operations, page 23

2. Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 24 addressing the increase in cash advertising revenue. Please note that prefacing the reference to sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Refer to the guidance of Section III.D of SEC Release No. 34-26831. Please consider quantifying the sources of material changes and offsetting factors. Also, please note that this comment applies to your filings on Form 10-Q as well.

Item 9A. Controls and Procedures

Limitations on Effectiveness of Controls, page 65

3. We note your disclosure that your disclosure controls and procedures "can provide only reasonable, not absolute, assurance that the control system's objectives will be met." Please clarify, if true, the conclusions of the principal executive and principal financial officer that your disclosure controls and procedures are effective at the reasonable assurance level. Refer to Section II.F.4 of SEC Release 33-8238. This comment also applies to your 10-Qs for the quarterly periods ended January 31, 2009 and October 31, 2008.

Note 11. Discontinued Operations, page 62

4. We note that in April 2007, the Company sold substantially all the assets and certain liabilities of your Software business to CollabNet, Inc. in exchange for 11,737,777 shares of CollabNet's Series C-1 Preferred Stock, which was valued at $6.6 million. Tell us how you determined the fair value of the preferred stock received in this transaction and provide any documentation that supports your valuation. Please include a copy of CollabNet's most recently available financial statements. Also, please provide documentation to supports your calculation that the Company owns 9% of the outstanding capital stock of CollabNet.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Base Salary and Variable Incentive Awards

Variable Incentive Awards, page 17

5.   We note that incentive bonus compensation is awarded based upon the
        achievement (or non-achievement) of non-GAAP earnings and revenue targets.
        You should disclose the non-GAAP earnings and revenue targets. If you are
        relying on Instruction 4 to Item 402(b) to omit these target levels, you should
        provide us with your competitive harm analysis, and you should disclose how
        difficult it will be for the executive or how likely it will be for the company to
        achieve the undisclosed target levels.

6.   The method by which you calculate your variable incentive award should be
        clarified. For instance, in the case of Ms. Morris, you state that the target
        percentage of base salary is 50%, but the payout range as a percentage has a
        minimum of 70% of base salary. Please advise. Your disclosure should include a
        clear illustration of the method by which each actual incentive award was
        calculated.

Related Party Transactions, page 32

7.   We note your statement that "there has not been nor is there currently proposed
        any transaction or series of similar transactions … in which any … holder of more
        than ten-percent of [our] Common Stock … had or will have a direct or indirect
        material interest …." You are required to disclose transactions in which any
        holder of more than five percent of any class of your voting securities had or will
        have a direct or indirect material interest. Please refer to Item 403(a) and
        Instruction 1(b)(i) of the Instructions to Item 404(a) of Regulation S-K. Please
        refer to Item 403(a) and Instruction 1.b.i. to Item 404(a) of Regulation S-K.
        Please tell us whether you have any transactions to disclose using this standard,
        and please ensure that future filings include all required disclosure.

Exhibit Index, Page 72

8.   Throughout your Form 10-K you refer to ThinkGeek, Inc. as your "E-commerce
        subsidiary." Please tell us what consideration you gave to filing a list of your
        subsidiaries as an exhibit. Refer to Item 601(b)(21) of Regulation S-K.

9.   We note that you are substantially dependent on a single third-party contract
        fulfillment and warehouse provider for your E-commerce business. Please advise
        whether you are substantially dependent upon this relationship for purposes of
        Item 601(b)(10)(ii)(B) of Regulation S-K.

10.   Your Form 10-K and Definitive Proxy Statement make reference to "employment agreements", but we are unable to locate any employment agreements filed as exhibits to your Form 10-K. Please advise or file your employment agreements. We do note that you have filed the Offer Letter with Mr. Neumeister, Jr.

11.   We note your use of the symbol "†" for your Master Lease Agreement with Renco Investment Company. Please ensure that future filings provide a footnote explaining symbols used in your exhibit index, and tell us what this symbol denotes in the current filing.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief